

January 14, 2016

Shane Reeves
Chief Executive Officer
American Oil & Gas Inc.
6860 S. Yosemite Court, Suite 2000
Centennial, CO 80112

      Re: **American Oil & Gas Inc.**
             Form 10-K for the Fiscal Year ended January 31, 2015
             Filed May 18, 2015
             File No. 333-180164

Dear Mr. Reeves:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended January 31, 2015

Financial Statements

1.   We note that your financial statements are presented without an audit opinion. If your financial statements have not been audited you should amend your filing to clarify the unaudited status and to label all financial information accordingly. In this instance, you should also engage a PCAOB-registered auditor to audit your financial statements for all periods and once this has been completed you should amend your filing to include audited financial statements and an audit opinion to comply with Rule 2-02 and Rule 8-02 of Regulation S-X. If your financial statements have been audited, you should amend your filing to include the audit opinion to comply with these requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief